ATTENTION: WORLD SERVICES, INC. SHAREHOLDERS

TENDER OFFER AND WITHDRAWAL RIGHTS EXTENDED UNTIL
12:00 MIDNIGHT, CENTRAL TIME, ON FEBRUARY 21, 2002,
UNLESS THE OFFER IS FURTHER EXTENDED.

Super 8 Motel Developers, Inc. has revised the pricing terms of its tender offer to purchase all outstanding shares of the common stock of World Services, Inc., on the terms and subject to the conditions set forth in the Offer to Purchase, dated October 3, 2001, and in the related Letter of Transmittal, as amended. The new price structure is as follows: (i) $.92 per share if more than 80% of the shares are properly tendered and not withdrawn as of the expiration date; (ii) $.90 per share if more than 70% (but not more than 80%) of the shares are properly tendered and not withdrawn as of the expiration date; and (iii) $.85 per share if 70% or less of the shares are properly tendered and not withdrawn as of the expiration date. All prices are net to the seller in cash, without interest. The offer has been extended until February 21, 2002. Tendered shares may be withdrawn at any time until February 21, 2002, or any extended expiration date. All other terms and conditions of the Offer to Purchase remain in effect.

The tender offer is conditioned on, among other things, a majority of the outstanding shares of World Services, Inc., being validly tendered and not withdrawn prior to the expiration of the offer and the adoption of an amendment to the Articles of Incorporation of World Services, Inc. Super 8 Motel Developers, Inc. may extend its offer and withdrawal rights beyond February 21, 2002, if all the conditions to its offer have not been fulfilled by that date, or for other reasons in its discretion. Any further extension will be publicly announced no later than 9:00 a.m. Central time, on the next business day after the previously scheduled expiration date by issuing a press release and publishing an announcement in designated newspapers.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell the shares of World Services, Inc. Super 8 Motel Developers, Inc.'s tender offer is made to all World Services, Inc. shareholders solely by the Offer to Purchase, dated October 3, 2001, and the related Letter of Transmittal, as amended. The offer is not being made to (nor will tenders be accepted from or on behalf of) shareholders in any jurisdiction in which the making of the offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto.

Questions and requests for assistance may be directed to Super 8 Motel Developers, Inc. as set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and all other tender offer materials may be directed to Super 8 Motel Developers, Inc., and copies will be furnished promptly at no cost to the shareholder.

Super 8 Motel Developers, Inc.
Attention: Tender Offer Coordinator
523 Camelot Drive
P.O. Box 4800
Aberdeen, South Dakota 57402-4800
Telephone: (605) 229-8899
Facsimile: (605) 229-8914